

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 16, 2015

Via E-mail
Guisheng Liu
Acting Chief Financial Officer
Mecox Lane Limited
Room 302, Qilai Building, No. 889 Yishan Road
Shanghai 200233, People's Republic of China

**Re: Mecox Lane Limited
Form 20-F for the Year Ended December 31, 2014
Filed April 29, 2015
File No. 001-34904**

Dear Mr. Liu:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining